Mail Stop 6010

								October 19, 2005


Jeffrey L. Radke
President and Chief Executive Officer
PXRE Group Ltd.
P.O. Box HM 1282
Hamilton HM FX
Bermuda

	Re:	PXRE Group Ltd.
		Revised Proxy Statement on Schedule 14A
		Filed October 17, 2005
		File No. 1-15259

Dear Mr. Radke:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3, page 25

1. We note your response to comment 4. As you currently do not have authorized capital of $360,000,000, the wording of Proposal 3 is confusing. Please revise Proposal 3 to clarify that you are seeking to increase your authorized capital by an additional $20 million to accommodate an increase of 20 million Preferred Shares which would result in total authorized capital of $380,000,000 if Proposal 1 is approved and $80 million if Proposal 1 is not approved.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 551-3861, Suzanne
Hayes at
(202) 551-3675, or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Michael Hyatte
	Sidley Austin Brown & Wood LLP
	1501 K Street, N.W.
	Washington, D.C. 20005
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Jeffrey L. Radke
PXRE Group Ltd.
October 19, 2005
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